UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-50477



|X| Form 10-K  |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D
|_| Form N-SAR |_| Form N-CSR

For the Period Ended: November 30, 2006

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                                 Manchester Inc.
                             Full Name of Registrant

                                       N/A
                           Former Name, if Applicable

                          100 Crescent Court, 7th Floor
                               Dallas, Texas 75201
            Address of Principal Executive Office (Street and Number)


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                                     PART II
                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

On October 4, 2006, Manchester Inc. (the "Company") entered into two agreements for the acquisition of a Buy-Here/Pay-Here used car sales enterprise. The transaction consisted of the acquisition of Nice Cars, Inc., a Buy-Here/Pay-Here car sales company and Nice Cars Capital Acceptance Corporation, an affiliate credit acceptance company. The Company filed a Form 8-K on October 11, 2006 with the U.S. Securities and Exchange Commission which contained detailed information and disclosures with respect to the acquisition of the Nice Cars companies, including audited financial statements and pro forma financial statements pertaining to the acquired companies.

The integration of the Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation operations into the Company has caused the Company to experience delays in the preparation of its Report on Form 10-K. The Company intends to file the Form 10-K in a timely manner within the extension time period provided under Rule 12(b)(25) promulgated under the Securities Exchange Act of 1934, as amended.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Richard D. Gaines: (570) 857-1028.

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes  |_| No

Explanation: As of the end of the corresponding period of the last fiscal year, the Company was a shell company. The Company's results of operations will now reflect the acquisition of Nice Cars, Inc. and Nice Cars Capital Acceptance Corporation. The extent of the quantitative and qualitative changes expected to be reported by the registrant in the annual report on Form 10-K are set forth in the Form 8-K filed on October 11, 2006 with the U.S. Securities and Exchange Commission which is incorporated herein by reference thereto.

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                                 Manchester Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Richard Gaines
    ------------------------
    Name:  Richard D. Gaines
    Title: Corporate Secretary and Director


Dated: February 14, 2007


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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